As filed with the Securities and Exchange Commission on August 15, 2016
Registration No. 333-212082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Pre-effective Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bankwell Financial Group, Inc.
(Exact Name of Registrant as specified in its Charter)

Connecticut (State or other jurisdiction of Incorporation or organization)	6022 (Primary Standard Industrial Classification Code)	20-8251355 (I.R.S. Employer Identification Number)
220 Elm Street
New Canaan, Connecticut 06840
(203) 652-0166
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ernest J. Verrico, Sr.
Executive Vice President and Chief Financial Officer
Bankwell Financial Group, Inc.
220 Elm Street
New Canaan, Connecticut 06840
(203) 652-0166
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:
William W. Bouton III, Esq.
Hinckley, Allen & Snyder LLP
20 Church Street, 18th Floor
Hartford, Connecticut 06103
(860) 331-2626
Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of  “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)
☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
5.75% Subordinated Notes due August 15, 2025	$25,500,000	100%	$25,500,000	$2,567.85

(1)
The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The proposed maximum offering price is estimated solely for the purpose of calculating the registration fee.

(2)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED AUGUST 15, 2016
PROSPECTUS
Offer to Exchange
$25,500,000 aggregate principal amount of
5.75% Subordinated Notes due August 15, 2025
that have been registered under the Securities Act of 1933, as amended for any and all outstanding unregistered
5.75% Subordinated Notes due August 15, 2025
We are offering to exchange registered 5.75% Subordinated notes due August 15, 2025, which we refer to as the “New Notes,” for any and all of our outstanding unregistered 5.75% Subordinated notes due August 15, 2025 that were issued in a private offering on August 19, 2015, which we refer to as the “Old Notes.” We are offering to exchange the New Notes for the Old Notes to satisfy our obligations contained in the registration rights agreement that we entered into in connection with the issuance of the Old Notes. We will not receive any proceeds from the exchange offer, and issuance of the New Notes will not result in any increase in our outstanding debt.
The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act of 1933 and are generally not subject to transfer restrictions, are not entitled to registration rights and do not have the right to earn additional interest under circumstances related to our registration obligations. The New Notes evidence the same debt as the Old Notes and are governed by the same purchase agreement under which the Old Notes were issued.
We do not intend to list the New Notes on any securities exchange or seek approval for quotation through any automated trading system. There is currently no public market for the New Notes.
You may withdraw your tender of Old Notes at any time prior to the expiration of the exchange offer. We will exchange all of the outstanding Old Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of New Notes.
The exchange offer will expire at 11:59 p.m., New York City time, on _________, 2016, unless we extend the exchange offer.
Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. A broker-dealer that acquired Old Notes because of market-making or other trading activities may use this prospectus, as supplemented or amended from time to time, in connection with resales of the New Notes for a period of 180 days after the completion of the exchange offer. See “Plan for Tendering.”
See “Risk Factors” beginning on page 8 for a discussion of certain risks that you should consider in connection with the exchange offer.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is ___________, 2016

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. We are submitting this prospectus to holders of Old Notes so that they can consider exchanging their Old Notes for New Notes. You should rely only on the information contained or incorporated by reference in this prospectus and in the accompanying transmittal documents. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of the applicable document that contains that information. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making this exchange offer in jurisdictions where the exchange offer is not permitted.
Each broker-dealer that receives New Notes for its own account in exchange for Old Notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of New Notes received in exchange for Old Notes. We have agreed to make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale. See “Plan for Tendering” on page 28.
This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. Such information is available without charge to holders of Old Notes upon written or oral request made to Bankwell Financial Group, Inc., 220 Elm Street, New Canaan, Connecticut 06840, Telephone: (203) 652-0166, Attn: Executive Vice President, Chief Financial Officer. To obtain timely delivery of any requested information, holders of Old Notes must make any request no later than _________, 2016, five business days before the expiration date of the exchange offer, or, if we decide to extend the expiration date of the exchange offer, five business days before such extended expiration date.
References in this prospectus to “Bankwell,” “we,” “us” and “our” refer to Bankwell Financial Group, Inc. and its wholly-owned subsidiary, Bankwell Bank, unless otherwise specified or the context otherwise requires.
i

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.mybankwell.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.
INCORPORATION BY REFERENCE
The SEC allows us to incorporate by reference much of the information we file with them, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 001-36448 unless otherwise noted) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) until the resale of the securities under the registration statement is terminated or completed:
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Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on March 15, 2016, including portions of our definitive Proxy Statement filed with the SEC on April 22, 2016;

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Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016 as filed with the SEC on May 10, 2016 and August 9, 2016, respectively;

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Current Reports on Form 8-K filed on January 28, 2016 (reporting under Items 2.02 and 9.01); February 24, 2016 (reporting under Item 8.01); April 27, 2016 (reporting under Items 2.02 and 9.01); May 25, 2016 (reporting under Item 5.07); June 14, 2016 (reporting under Item 5.02); and July 28, 2016 (reporting under Items 2.02 and 9.01); and

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Description of our common stock contained in our Registration Statement on Form S-1 originally filed with the SEC on April 4, 2014 (File No. 333-195080), and all amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:
Bankwell Financial Group, Inc.
220 Elm Street
New Canaan, Connecticut 06840
Telephone: (203) 652-0166
Attn: Executive Vice President, Chief Financial Officer
You should rely only on the information contained or incorporated by reference in this prospectus and accompanying base prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus or accompanying base prospectus. This prospectus is dated August __, 2016. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.
ii

FORWARD-LOOKING STATEMENTS
This prospectus may contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.
The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:
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local, regional and national business or economic conditions may differ from those expected;

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we are subject to credit risk and could incur losses in our loan portfolio;

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our allowance for loan losses may not be adequate to absorb loan losses;

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changes in real estate values could also increase our credit risk;

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we could experience changes in our key management personnel;

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we may not be able to successfully execute our management team’s strategic initiatives;

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our ability to successfully execute our growth initiatives such as branch openings and acquisitions;

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volatility and direction of market interest rates;

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increased competition within our market area may limit our growth and profitability;

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economic, market, operational, liquidity, credit and interest rate risks associated with our business;

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the effects of and changes in trade, monetary and fiscal policies and laws, including the Federal Reserve Board’s interest rate policies;

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changes in accounting policies and practices, as may be adopted by regulatory agencies, the Public Accounting Oversight Board or the Financial Accounting Standards Board;

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changes in law and regulatory requirements (including those concerning taxes, banking, securities and insurance); and

•
further governmental intervention in the U.S. financial system.

iii

SUMMARY
This summary highlights selected information contained or incorporated by reference in this prospectus or the accompanying base prospectus and may not contain all the information that you need to consider in making your investment decision. You should read this prospectus and the accompanying base prospectus carefully. You should carefully read the sections titled “Risk Factors” in this prospectus and in the accompanying base prospectus and the documents identified in the section “Incorporation by Reference.”
General
Bankwell Financial Group, Inc. (the Company, we, our, us) is a bank holding company, headquartered in New Canaan, Connecticut and offers a broad range of financial services through our banking subsidiary, Bankwell Bank (the Bank), a Connecticut state non-member bank founded in 2002. Our primary market is the greater Fairfield and New Haven County, Connecticut area, which we serve from our main banking office located in New Canaan, Connecticut and eight other branch offices located throughout the Fairfield and New Haven County area. As of December 31, 2015, on a consolidated basis, we had total assets of approximately $1.3 billion, net loans of approximately $1.1 billion, total deposits of approximately $1.0 billion, and shareholders’ equity of approximately $131.8 million.
We are committed to being the premier “Hometown” bank in Fairfield and New Haven Counties and surrounding areas. We believe that our market exhibits highly attractive demographic attributes and presents favorable competitive dynamics, thereby offering long-term opportunities for growth. We have a history of building long-term customer relationships and attracting new customers through what we believe is our superior customer service and our ability to deliver a diverse product offering. In addition, we believe that our strong capital position and extensive local ownership, coupled with a highly respected and experienced executive management team and board of directors, give us credibility with our customers and potential customers in our market. Our focus is on building a franchise with meaningful market share and consistent revenue growth complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders.
On May 15, 2014, Bankwell Financial Group, Inc. priced 2,702,703 common shares in its IPO at $18.00 per share, and on May 15, 2014, Bankwell common shares began trading on the Nasdaq Stock Market. The net proceeds from the IPO were approximately $44.7 million, after deducting the underwriting discount of approximately $2.5 million and approximately $1.3 million of expenses.
Our History and Growth
Bankwell Bank was originally chartered as two separate banks, The Bank of New Canaan (including a separate division, Stamford First Bank) and The Bank of Fairfield, which were subsequently merged and rebranded as “Bankwell Bank.” It was chartered with a commitment to building the premier community bank in the market we serve. We began operations in April 2002 with an initial capitalization of  $8.6 million. On November 5, 2013, we acquired The Wilton Bank, and it was merged into Bankwell Bank. On October 1, 2014, we acquired Quinnipiac Bank and Trust Company and it was merged into Bankwell Bank.
With the efforts of our strong management team, we continued our growth and maintained a strong track record of performance. From December 31, 2010 through December 31, 2015, our total assets grew from $395.7 million to approximately $1.3 billion; our loans outstanding grew from $282.6 million to approximately $1.1 billion and our noninterest bearing deposits grew from $50.2 million to approximately $164.6 million. We believe this growth was driven by our ability to provide superior service to our customers and our financial stability. This loan growth was achieved while maintaining our focus on our strong underwriting standards, which has been reflected in our low net charge-off levels.
Business Strategy
We are focused on being the “Hometown” bank and banking provider of choice in our highly attractive market areas through:

Responsive, Customer-Centric Products and Services and a Community Focus.   We offer a broad array of products and services which we customize to allow us to focus on building long-term relationships with our customers through high-quality, responsive and personal customer service. By focusing on the entire customer relationship, we build the trust of our customers which leads to long-term relationships and generates our organic growth. In addition, we are committed to meeting the needs of the communities that we serve. Our employees are involved in many civic and community organizations which we support through sponsorships. As a result, customers and potential customers within our market know about us and frequently interact with our employees which allows us to develop long-term customer relationships without extensive advertising.
Strategic Acquisitions.   To complement our organic growth, we focus on strategic acquisitions in or around our existing markets that further our objectives. We believe there are banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden and will likely need to partner with an institution like ours. As we evaluate potential acquisitions, we will continue to seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile.
Utilization of Efficient and Scalable Infrastructure.   We employ a systematic and calculated approach to increasing our profitability and improving our efficiencies. We continually upgrade our operating infrastructure particularly in the areas of technology, data processing, compliance and personnel. We believe that our scalable infrastructure provides us with an efficient operating platform from which to grow in the near term, and without incurring significant incremental noninterest expenses, while continuing to deliver our high-quality, responsive customer service, which will enhance our ability to grow and increase our returns.
Disciplined Focus on Risk Management.   Effective risk management is a key component of our strong corporate culture. We use our strong risk management process to monitor our existing loan and investment securities portfolios, support operational decision-making and improve our ability to generate earning assets with strong credit quality. To maintain our strong credit quality, we use a comprehensive underwriting process and we seek to maintain a diversified loan portfolio and a conservative investment securities portfolio. Board-approved policies contain approval authorities, as appropriate, and are reviewed at least annually. We have a Risk Management Steering Committee comprised of executive officers who oversee new business initiatives and other activities that warrant oversight of risk and related mitigants. Internal review procedures are performed regarding anti-money laundering and consumer compliance requirements. Our Chief Risk Officer reports directly to the Chair of our Audit Committee.
Our Competitive Strengths
We believe that we are especially well-positioned to create value for our shareholders as a result of the following competitive strengths:
Our Market.   Our current market is defined as the greater Fairfield and New Haven County area. The Stamford market area includes numerous affluent suburban communities of professionals who work and commute into New York City, approximately 50 miles from our headquarters, and many small to mid-sized businesses which support these communities. Fairfield County is the wealthiest county in Connecticut, with a 2010 – 2014 median household income of  $83,163 according to estimates from the United States Census Bureau. We believe that this market has economic and competitive dynamics that are favorable to executing our growth strategy.
Experienced and Respected Management Team with a Proven and Successful Track Record.   Our executive management team is comprised of seasoned professionals with significant banking experience, a history of high performance at local financial institutions and success in identifying, acquiring and integrating financial institutions. Our senior management team includes Christopher R. Gruseke, Chief Executive Officer (one year with us), Heidi S. DeWyngaert, Executive Vice President, Chief Lending Officer (eleven years with us), Ernest J. Verrico, Sr., Executive Vice President, Chief Financial Officer (six years with us), retiring January 31, 2017, Christine A. Chivily, Executive Vice President, Chief Credit Officer (three years with us), and Michele Johnson, Senior Vice President, Chief Risk Officer (seven years with us).

Dedicated Board of Directors with Strong Community Involvement.   Our board of directors is comprised of a group of local business leaders who understand the need for strong community banks that focus on serving the financial needs of their customers. One of our directors, Frederick R. Afragola, was instrumental in our organization and growth. Mr. Afragola was the Chief Executive Officer and President of Bankwell from its opening in 2002 until his retirement in 2008 and played an integral role in building our foundation and guiding our growth. The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. By capitalizing on the close community ties and business relationships of our executive management team and directors, we are positioned to continue taking advantage of the market opportunity present in our primary market.
Strong Capital Position.   At December 31, 2015, we had a 9.68% tangible common equity ratio, and the Bank had a 10.84% tier 1 leverage ratio and a 12.18% tier 1 risk-based ratio. We believe that our ability to attract capital has facilitated our growth and is an integral component to the execution of our business plan.
Scalable Operating Platform.   We provide banking technology, including remote deposit capture, internet banking and mobile banking, to provide our customers with maximum flexibility and create a scalable platform to accommodate our future growth aspirations. We believe that our advanced technology combined with responsive and personal service provides our customers with a superior banking experience.
Our principal executive office is located at 220 Elm Street, New Canaan, Connecticut 06840. Our telephone number is (203) 652-0166. Information about the Company is available on our internet website http://www.mybankwell.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.
The Exchange Offer
The following is a summary of the significant terms of the exchange offer. Please see “The Exchange Offer” for a more complete description of the exchange offer.
Old Notes
$25.5 million in aggregate principal amount of our 5.75% Subordinated notes due August 15, 2025.
New Notes
Up to $25.5 million in aggregate principal amount of our 5.75% Subordinated notes due August 15, 2025, which have terms that are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act and are generally not subject to transfer restrictions, are not entitled to registration rights, and do not have the right to earn additional interest under circumstances relating to our registration obligations. We may redeem the New Notes, in whole or in part, on any interest payment date or at any time on or after August 15, 2020 and prior to August 15, 2025.
Exchange Offer
We are offering to exchange the New Notes for a like principal amount of Old Notes. Subject to the terms of this exchange offer, we will exchange New Notes for all of the Old Notes that are validly tendered and not validly withdrawn prior to the expiration of this exchange offer. The New Notes will be issued in exchange for corresponding Old Notes in this exchange offer, if consummated, as soon as practicable after the expiration of this exchange offer.
Expiration Date
This exchange offer will expire at 11:59 p.m., New York City time, on ________, 2016, unless we extend the exchange offer.
Withdrawal Rights
You may withdraw the tender of your Old Notes at any time before the expiration date.
Conditions to this Exchange
This exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer — Conditions.”

Procedures for Tendering
If you wish to accept this exchange offer and your Old Notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the Old Notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. Do not send the letter of transmittal, any Old Notes or any other required document to anyone other than the exchange agent.
If you hold Old Notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will be making a number of important representations to us; please see “The Exchange Offer — Eligibility; Transferability.”
Special Procedures for Beneficial Owners
If you are a beneficial owner of Old Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those old Notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those Old Notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Old Notes, either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.
Guaranteed Delivery
Procedures
If you wish to tender your Old Notes and your Old Notes are not immediately available or you cannot deliver your Old Notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your Old Notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer — Guaranteed Delivery Procedures.”
Certain U.S. Federal Income Tax Consequences
The exchange of Old Notes for New Notes in the exchange offer generally should not constitute a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Consequences.” You should consult your own tax advisor as to the tax consequences of the exchange.
Registration Rights
We have undertaken the exchange offer under the terms of the registration rights agreement that we entered into with the initial holders of the Old Notes at the time of issuance, which we refer to in this prospectus as the registration rights agreement. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is completed, we will have no further obligations, except under limited circumstances, to provide any exchange or registration rights with respect to the Old Notes. See “The Exchange Offer.”
Transferability
Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters issued to third parties, we believe that the New Notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:
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you are acquiring the New Notes in the ordinary course of your business;

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you are not participating or engaged in, do not intend to participate or engage in, and have no arrangement or understanding with any person to participate in, the distribution of the New Notes issued to you;

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you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; and

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you are not acting on behalf of any person who could not truthfully make these statements.

Our belief that transfers of New Notes would be permitted without registration or prospectus delivery under the conditions described above is based on interpretations by the staff of the SEC given to other, unrelated issuers in similar exchange offers. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar interpretation with respect to our exchange offer.
If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability.
Each broker-dealer that receives New Notes for its own account under the exchange offer in exchange for Old Notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. See “The Exchange Offer — Eligibility; Transferability” and “Plan for Tendering.”
Consequences of Failure to Exchange Old Notes
Any Old Notes that are not exchanged in the exchange offer will remain subject to the restrictions on transfer, and you will not be able to offer or sell the Old Notes except under an exemption from the requirements of the Securities Act or unless the Old Notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the Old Notes under the U.S. federal securities laws. See “The Exchange Offer”.

Use of Proceeds
We will not receive any proceeds from the exchange of Old Notes for New Notes as a result of the exchange offer. We will pay all expenses incident to the exchange offer.
Exchange Agent
Computershare Trust Company, N.A. is serving as the exchange agent for this exchange offer. See “The Exchange Offer — Exchange Agent” for the address and telephone number of the exchange agent.
Risk Factors
You should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 8 and all other information contained in or incorporated by reference in this prospectus before deciding to participate in the exchange offer.
Summary of the New Notes
The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act and are generally not subject to transfer restrictions, are not entitled to registration rights and do not have the right to earn additional interest under circumstances related to our registration obligations. The New Notes will evidence the same debt as the Old Notes and will be governed by the same purchase agreement under which the Old Notes were issued. The summary below describes the principal terms of the New Notes. Please see “Description of the Notes” for further information regarding the New Notes. References in this prospectus to the “notes” include both the Old Notes and the New Notes unless otherwise specified or the context otherwise requires.
Issuer
Bankwell Financial Group, Inc.
Securities
Up to $25.5 million in aggregate principal amount of 5.75% Subordinated notes due August 15, 2025.
Maturity
August 15, 2025, unless previously redeemed.
Interest and Interest Payment
Dates
Interest on the New Notes will accrue from and including August 19, 2015, or from the most recent date to which interest has been paid or provided for on the notes, to, but excluding, August 15, 2025, unless previously redeemed.
The New Notes will bear interest at an annual rate of 5.75%, payable quarterly in arrears on each February 15, May 15, August 15 and November 15 of each year, beginning on November 15, 2015 and ending on August 15, 2025.
Record Dates
We will make each interest payment to the holders of record of the New Notes at the close of business on the immediately preceding February 1 with respect to any interest payment date on February 15, the immediately preceding May 1 with respect to any interest payment date on May 15, the immediately preceding August 1 with respect to any interest payment date on August 15 and the immediately preceding November 1 with respect to any interest payment date November 15.
Subordination
The New Notes will be subordinated unsecured obligations of ours and will be subordinated in right of payment to all of our senior indebtedness. See “Description of the Notes — Subordination.”
Redemption
We may redeem the New Notes, in whole or in part, on any interest payment date or at any time on or after August 15, 2020 and prior to August 15, 2025, but in all cases in a principal amount with integral multiples of  $1,000, on any interest payment date; or (b) in whole, at any time, upon the occurrence of a Tier 2 Capital Event or a Tax Event as defined in the New Notes, or if the Company is required to register as an investment company pursuant to the Investment Company Act of 1940 (15 U.S.C. 80a-1 et seq.. See “Description of the New Notes — Redemption Upon Special Events.”
The notes are not redeemable at the option of the holders.
Form and Denomination
The New Notes will be issued only in fully registered form without interest coupons, in minimum denominations of  $1,000 and any integral multiple of  $1,000 in excess thereof. Unless otherwise required for institutional accredited investors, the New Notes will be evidenced by a global note deposited with the trustee for the New Notes, as custodian for DTC, and transfers of beneficial interests will be facilitated only through records maintained by DTC and its participants.
Basic Covenants
The purchase agreement contains no covenants or restrictions restricting the incurrence of indebtedness or other obligations by us or by our subsidiaries. The purchase agreement contains no financial covenants requiring us to achieve or maintain any minimum financial results relating to our financial position or results of operations or meet or exceed any financial ratios as a general matter or in order to incur additional indebtedness or obligations or to maintain any reserves. Moreover, neither the purchase agreement nor the New Notes contain any covenants prohibiting us from, or limiting our right to, incur additional indebtedness or obligations, to grant liens on our assets to secure our indebtedness or other obligations that are senior in right of payment to the New Notes, to repurchase our stock or other securities, including any of the New Notes, or to pay dividends or make other distributions to our shareholders (except, in the case of dividends or other distributions on junior securities, upon our failure to timely pay the principal of or interest on the New Notes, when the same becomes due and payable).
No Public Market
The New Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the New Notes on any national securities exchange. A liquid or active trading market for the New Notes may not develop. If an active trading market for the New Notes does not develop, the market price and liquidity of the New Notes may be adversely affected. See “Risk Factors — Risks Related to the Exchange Offer”. There may be no active market for the New Notes.”
Governing Law
The New Notes are governed by Connecticut law.

RISK FACTORS
You should carefully consider the risk factors and other information included or incorporated by reference in this prospectus in connection with the exchange offer. In particular, you should carefully consider, among other things, the matters discussed below and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents incorporated by reference herein.
Risks Related to the Exchange Offer
If you do not properly tender your Old Notes, you will continue to hold unregistered Old Notes and your ability to transfer Old Notes will be adversely affected.
We will only issue New Notes in exchange for Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes and you should carefully follow the instructions on how to tender your Old Notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of Old Notes. Please see “The Exchange Offer— Procedures for Tendering” and “Description of the Notes.”
If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on the certificates for your Old Notes. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or offer and sell under an exemption from these requirements. We do not plan to register any sale of the Old Notes under the Securities Act. For further information regarding the consequences of failing to exchange your Old Notes in the exchange offer, please read see “The Exchange Offer — Consequences of Failure to Exchange.”
You may not receive the New Notes in the exchange offer if the exchange offer procedures are not properly followed.
We will issue New Notes in exchange for your Old Notes only if you properly tender the Old Notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the Old Notes for exchange. If you are the beneficial holder of Old Notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your Old Notes are held and instruct that person to tender on your behalf.
Some holders who exchange their Old Notes may be deemed to be underwriters.
If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
Risks Related to the New Notes
The notes rank lower than most of our indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries’ creditors.
Although the New Notes will rank on par with the Old Notes, our obligations with respect to the notes will be unsecured and rank junior to right of payment to all of our existing and future “senior indebtedness,” as described in “Description of the Notes — Subordination.” This means that we generally cannot make any payments on the notes if we default on a payment of senior indebtedness and do not cure the default within the applicable grace period or if the senior indebtedness becomes immediately due because of a default and has not yet been paid in full. In addition, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to pay obligations under the notes only after we have made payments on all senior indebtedness. Neither the notes nor the purchase agreement limits our ability to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the notes.
Holders of the notes should only look to our assets as the source of payment of the notes. The notes are not obligations of, or guaranteed by, our subsidiary, Bankwell Bank. In addition, because we are a holding company, our right to participate in the distribution of assets from any subsidiary, including Bankwell Bank, upon its liquidation or reorganization or otherwise (and thus the ability of holders of the notes to benefit indirectly from such distribution) is subject to the prior claims of creditors of that subsidiary (including depositors of Bankwell Bank), except to the extent that we may be recognized as a creditor of that subsidiary. In the event of any such distribution of assets of Bankwell Bank the claims of depositors and other general or subordinated creditors would be entitled to priority over the claims of holders of the notes. Accordingly, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries, including Bankwell Bank. There is no restriction on the ability of Bankwell Bank to incur additional indebtedness or other liabilities.
We are a holding company and are dependent on dividends from our subsidiary, Bankwell Bank; banking laws and regulations could limit our access to funds from our subsidiary bank with the result that we may not have access to sufficient cash to make payments on the New Notes.
As a holding company, our principal source of funds to service our debt, including the New Notes, is dividends from Bankwell Bank. Bankwell Bank is legally distinct from us and has no obligation to make funds available to us for payments of principal of or interest on the New Notes.
Additionally, federal and state banking laws and regulations limit dividends from Bankwell Bank to us. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. Connecticut banks generally may pay dividends only from net retained earnings from the last two fiscal years and the current year. In addition, federal bank regulatory agencies have the authority to prohibit Bankwell Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of Bankwell Bank, could be deemed an unsafe or unsound practice.
Accordingly, we can provide no assurance that we will receive dividends or other distributions from Bankwell Bank in an amount sufficient to pay the principal of or interest on the New Notes.
The notes are subject to limited rights of acceleration.
Payment of principal of the New Notes may be accelerated only in the case of certain bankruptcy-related events with respect to us. Thus, you have no right to accelerate the payment of principal of the New Notes if we fail to pay principal of or interest on the New Notes or if we fail in the performance of any of our other obligations under the New Notes. See “Description of the New Notes.”
The limited covenants relating to the notes do not protect you.
The covenants in the New Notes are limited. In addition, the New Notes do not limit our or Bankwell Bank’s ability to issue additional subordinated notes or to incur additional debt, including senior indebtedness. The New Notes do not contain any financial ratios or specified levels of liquidity to which we must adhere. As a result, they do not protect you in the event of an adverse change in our financial condition or results of operations.
There may be no active market for the New Notes.
The New Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the New Notes on any national securities exchange. A liquid or active trading market for the New Notes may not develop. If an active trading market for the New Notes does not develop, the market price and liquidity of the New Notes may be adversely affected. If the New Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. Accordingly, we cannot assure you that you will be able to sell any New Notes that you receive in exchange for your Old Notes or the prices, if any, at which holders may be able to sell their New Notes.
Our indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the subordinated notes.
In addition to our currently outstanding indebtedness, we may be able to borrow substantial additional indebtedness in the future. If new indebtedness is incurred in addition to our current debt levels, the related risks that we now face could increase.
Our indebtedness, including the indebtedness we may incur in the future, could have important consequences for the holders of the New Notes, including:
•
limiting our ability to satisfy our obligations with respect to the New Notes;

•
increasing our vulnerability to general adverse economic industry conditions;

•
limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•
requiring a substantial portion of our cash flow from operations for the payment of principal of and interest on our indebtedness and thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•
limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•
putting us at a disadvantage compared to competitors with less indebtedness.

Our business operations may not generate the cash needed to service our indebtedness.
Our ability to make payments on our indebtedness, including the New Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay the principal of or interest on our indebtedness, including the New Notes, or to fund our other liquidity needs.
Changes in our credit rating could adversely affect the market price or liquidity of the New Notes.
Credit rating agencies continually revise their ratings for the companies that they follow, including us. Such ratings are based on a number of factors, including financial strength, as well as factors not entirely within our control, such as conditions affecting the financial services industry generally. In addition, credit ratings agencies have themselves been subject to scrutiny arising from the financial crisis that began in 2008 and there is no assurance that credit rating agencies will not make or be required to make substantial changes to their ratings policies or practices or that such changes would not affect ratings of our securities, including the Old Notes and the New Notes. A negative change in our ratings could have an adverse effect on the price of the notes that may remain outstanding. More generally, a negative change in our ratings could increase our borrowing costs and limit our access to the capital markets. We cannot be sure that credit rating agencies will maintain their initial ratings on the issue.

SELECTED FINANCIAL DATA
The following table sets forth selected consolidated financial data as of the dates and for the periods presented. The selected consolidated statement of financial condition data as of December 31, 2015 and 2014 and the selected consolidated statement of income data for the years ended December 31, 2015, 2014 and 2013 have been derived mainly from our audited consolidated financial statements.
The selected historical consolidated financial data as of any date and for any period are not necessarily indicative of the results that may be achieved as of any future date or for any future period.
The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the full year 2016 or for any other period. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, incorporated by reference herein.
	At or for the Six Month Periods Ended June 30,		At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Statements of Income:
Interest income	$28,715	$23,660	$50,754	$35,589	$28,092	$24,397	$20,587
Interest expense	5,438	3,026	7,966	3,929	2,765	3,192	2,870
Net interest income	23,277	20,634	42,788	31,660	25,327	21,205	17,717
Provision for loan losses	1,947	1,387	3,230	2,152	585	1,821	1,049
Net interest income after provision for loan losses	21,330	19,247	39,558	29,508	24,742	19,384	16,668
Noninterest income	1,525	1,452	3,484	3,041	4,723	345	1,134
Noninterest expense	14,295	14,350	29,171	25,812	22,120	17,858	14,601
Income before income tax	8,560	6,349	13,871	6,737	7,345	1,871	3,201
Income tax expense	2,673	2,190	4,841	2,169	2,184	657	997
Net income	5,887	4,159	9,030	4,568	5,161	1,214	2,204
Net income attributable to common shareholders	$5,887	$4,104	$8,905	$4,458	$5,050	$1,082	$1,998
Per Share Data:
Basic earnings per share	$0.78	$0.57	$1.23	$0.78	$1.46	$0.39	$0.72
Diluted earnings per share	0.78	0.57	1.21	0.78	1.44	0.38	0.71
Book value per share (end of period)(a)	18.55	17.42	17.87	16.84	15.58	14.50	13.85
Tangible book value per share (end of period)(a)	18.12	16.95	17.43	16.35	15.46	14.50	13.85
Shares outstanding (end of period)(a)	7,392,368	7,042,290	7,372,968	7,019,620	3,754,253	2,797,200	2,758,200
Weighted average shares outstanding – basic	7,383,965	7,035,432	7,071,550	5,577,942	3,395,779	2,767,850	2,757,000
Weighted average shares outstanding – diluted	7,446,456	7,056,566	7,140,558	5,605,512	3,451,393	2,864,700	2,811,000
Performance Ratios:
Return on average assets(b)	0.85%	0.75%	0.75%	0.52%	0.77%	0.22%	0.50%
Return on average common shareholders’ equity	8.77%	6.28%	6.67%	5.13%	9.68%	2.73%	6.70%
Return on average shareholders’ equity(b)	8.77%	6.36%	6.76%	4.66%	8.17%	2.40%	5.03%
Average shareholders’ equity to average assets	9.69%	11.85%	11.08%	11.14%	9.32%	9.34%	10.01%
Net interest margin	3.52%	3.93%	3.77%	3.84%	3.94%	4.11%	4.27%
Efficiency ratio	57.4%	64.5%	62.68%	69.09%	75.71%	82.76%	78.50%

	At or for the Six Month Periods Ended June 30,		At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Asset Quality Ratios:
Total past due loans to total loans(c)	0.25%	0.85%	0.51%	0.86%	0.73%	0.75%	1.01%
Nonperforming loans to total loans(c)	0.28%	0.20%	0.33%	0.36%	0.16%	0.75%	1.01%
Nonperforming assets to total assets(d)	0.27%	0.24%	0.38%	0.39%	0.23%	0.81%	0.78%
Allowance for loan losses to nonperforming loans	446.11%	584.05%	373.76%	323.02%	835.69%	200.84%	171.88%
Allowance for loan losses to total loans(c)	1.26%	1.18%	1.23%	1.17%	1.33%	1.50%	1.74%
Net (recoveries) charge-offs to average loans(c)	0.00%	0.00%	(0.01)%	(0.05)%	0.03%	0.07%	0.02%
Statements of Financial Condition:
Total assets	$1,516,120	$1,214,674	$1,330,372	$1,099,531	$779,618	$610,016	$477,355
Gross portfolio loans(c)	1,276,949	1,037,192	1,147,513	929,762	632,012	530,050	369,294
Investment securities	100,796	58,224	50,807	76,463	42,413	46,412	94,972
Deposits	1,180,591	951,581	1,046,942	835,439	661,545	462,081	367,115
FHLB borrowings	165,000	124,000	120,000	129,000	44,000	91,000	58,000
Subordinated debt	25,025	—	25,000	—	—	—	—
Total equity	137,122	133,669	131,769	129,210	69,485	51,534	49,188
Capital Ratios:
Tier 1 capital to average assets(e)
Bankwell Bank	10.59%	10.71%	10.84%	11.12%	7.91%	—%	—%
The Bank of New Canaan	—%	—%	—%	—%	—%	7.88%	8.71%
The Bank of Fairfield	—%	—%	—%	—%	—%	8.39%	11.30%
Tier 1 capital to risk-weighted assets(e)
Bankwell Bank	11.76%	11.44%	12.18%	12.47%	9.49%	—%	—%
The Bank of New Canaan	—%	—%	—%	—%	—%	9.09%	11.07%
The Bank of Fairfield	—%	—%	—%	—%	—%	10.80%	13.66%
Total capital to risk-weighted assets(e)
Bankwell Bank	13.01%	12.59%	13.39%	13.55%	10.74%	—%	—%
The Bank of New Canaan	—%	—%	—%	—%	—%	10.34%	12.33%
The Bank of Fairfield	—%	—%	—%	—%	—%	12.05%	14.91%
Total shareholders’ equity to total assets	9.04%	11.00%	9.90%	11.75%	8.91%	8.45%	10.30%
Tangible common equity ratio	8.85%	9.85%	9.68%	10.47%	7.45%	6.65%	8.00%

(a)
Excludes preferred stock and unvested restricted stock awards

(b)
Calculated based on net income before preferred stock dividends

(c)
Calculated using the principal amounts outstanding on loans

(d)
Nonperforming assets consist of nonperforming loans and other real estate owned

(e)
Represents bank ratios. During 2013, The Bank of New Canaan and The Bank of Fairfield were merged into Bankwell Bank.

USE OF PROCEEDS
This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the exchange offer. In exchange for the Old Notes that you tender as a result of this exchange offer, you will receive New Notes in like principal amount. The Old Notes that are surrendered in exchange for the New Notes will be retired and cancelled by us upon receipt and will not be reissued. Accordingly, the issuance of the New Notes under this exchange offer will not result in any increase in our outstanding indebtedness. We will pay all expenses incident to the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES
Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:
	Six Months Ended June 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Ratio of earnings to fixed charges(1)
Excluding interest on deposits	5.91	6.57	9.37	11.48	2.79	3.74
Including interest on deposits	2.57	2.70	2.64	3.50	1.55	2.00

(1)
For purposes of computing this ratio (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits), preferred stock dividends and the estimated portion of rental expense attributable to interest, and (iii) fixed charges, including interest on deposits, include all interest expense, preferred stock dividends and the estimated portion of rental expense attributable to interest.

These ratios pertain to us and our subsidiaries. Under SEC regulations and for purposes of calculating the consolidated ratio of earnings to fixed charges, “earnings” consist primarily of income from continuing operations before income taxes and fixed charges, and “fixed charges” include interest, whether expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the interest component of rental expense.

THE EXCHANGE OFFER
General
In connection with the issuance of the Old Notes on August 19, 2015, we entered into a registration rights agreement with the initial purchasers of the Old Notes, which provides for the exchange offer. The exchange offer will permit eligible holders of the Old Notes to exchange the Old Notes for the New Notes that are identical in all material respects with the Old Notes, except that:
•
the New Notes have been registered with the SEC under U.S. federal securities laws and will not bear any legend restricting their transfer;

•
the New Notes bear a different CUSIP number from the Old Notes;

•
the New Notes generally will not be subject to transfer restrictions and will not be entitled to registration rights; and

•
the holders of the New Notes will not be entitled to earn additional interest under circumstances relating to our registration obligations under the registration rights agreement.

The New Notes will evidence the same debt as the Old Notes. As a result, both the New Notes and the Old Notes will be treated as a single series of subordinated debt securities. The exchange offer does not depend on any minimum aggregate principal amount of Old Notes being tendered for exchange.
We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act, and the related rules and regulations of the SEC. Old Notes that are not tendered for exchange in the exchange offer will remain outstanding and interest on those Old Notes will continue to accrue at the applicable interest rate. This prospectus and the letter of transmittal are being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the exchange offer.
We will be deemed to have accepted validly tendered Old Notes when and if we have given oral or written notice to the exchange agent of our acceptance. Subject to the terms and conditions of this exchange offer, delivery of New Notes will be made by the exchange agent as soon as practicable after receipt of such notice. The exchange agent will act as agent for the tendering holders for the purpose of receiving New Notes from us. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted Old Notes, at our expense, to the tendering holder as promptly as practicable after the expiration of the exchange offer.
If you validly tender Old Notes in the exchange offer, you will not be required to pay us brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal and certain limited exceptions described in this prospectus, you will not have to pay transfer taxes for the exchange of Old Notes. Subject to certain exceptions, we will pay all charges and expenses in connection with the exchange offer, other than certain applicable taxes. See “The Exchange Offer— Fees and Expenses.”
Holders of outstanding Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding Old Notes which are not tendered, or are tendered but not accepted, in connection with the exchange offer will remain outstanding. See “Risk Factors — Risks Related to the Exchange Offer”. If you do not properly tender your Old Notes, you will continue to hold unregistered Old Notes and your ability to transfer Old Notes will be adversely affected”.
WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING OLD NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND REQUIREMENTS.

The following summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. You should refer to the exhibits to the registration statement of which this prospectus is a part for a copy of the registration rights agreement. The registration statement, of which this prospectus is a part, is intended to satisfy some of our obligations under the registration rights agreement. See “Where You Can Find More Information.”
Registration Rights Agreement
We issued the Old Notes in a private placement offering not subject to registration under the Securities Act or applicable state securities laws. In connection with the issuance of the Old Notes, we entered into a registration rights agreement with the initial purchasers, and we are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances, upon completion of the exchange offer, our obligations with respect to the registration of the Old Notes will terminate.
Eligibility; Transferability
We are making this exchange offer in reliance on interpretations of the staff of the SEC set forth in several no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations, we believe that you, or any other person receiving New Notes, may offer for resale, resell or otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the U.S. federal securities laws, if:
•
you are, or the person receiving the New Notes is, acquiring the New Notes in the ordinary course of business;

•
you do not, nor does any such person, have an arrangement or understanding with any person to participate in any distribution (within the meaning of the Securities Act) of the New Notes;

•
you are not, nor is any such person, our affiliate as such term is defined under Rule 405 under the Securities Act;

•
if you, or any such person, are not a broker-dealer registered under the Exchange Act, you are not engaged in, and do not intend to engage in, any distribution (within the meaning of the Securities Act) of the New Notes; and

•
you are not acting on behalf of any person who could not truthfully make these statements.

To participate in the exchange offer, you must represent as a holder of Old Notes that each of these statements is true.
In addition, to participate in the exchange offer each broker-dealer registered under the Exchange Act must also (i) represent that it is participating in the exchange offer for its own account and is exchanging Old Notes acquired as a result of market-making activities or other trading activities, (ii) confirm that it has not entered into any arrangement or understanding with us or any of our affiliates to distribute the New Notes; (iii) must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resale of the New Notes received in exchange for the Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days following the expiration date, we will amend or supplement this prospectus to expedite or facilitate the disposition of any New Notes by such broker-dealers.

Any holder of Old Notes who is our affiliate, who does not acquire the New Notes in the ordinary course of business, who intends to participate in the exchange offer for the purpose of distributing the New Notes or is a broker-dealer who purchased the Old Notes directly from us:
•
will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above;

•
will not be able to tender Old Notes in the exchange offer; and

•
must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the New Notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction. The exchange offer is not subject to any federal or state regulatory requirements other than securities laws.
Expiration of the Exchange Offer; Extensions; Amendments
The exchange offer will expire at 11:59 p.m., New York City time on __________, 2016, or the expiration date, unless we extend the exchange offer. If we extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended. To extend the exchange offer, we will notify the exchange agent and each registered holder of the Old Notes of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right to extend the exchange offer, delay accepting any tendered Old Notes or, if any of the conditions described below under the heading “— Conditions” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give oral or written notice of any delay, extension, termination or amendment to the exchange agent. We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to holders of the Old Notes.
If we amend the exchange offer in a manner that we consider material, we will disclose that amendment by means of a prospectus supplement, and we will extend the exchange offer so that at least five business days remain in the exchange offer following notice of the material change.
If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.
If we delay accepting any Old Notes or terminate the exchange offer, we will promptly pay the consideration offered, or return any Old Notes deposited, under the exchange offer as required by Rule 14e-1(c) under the Exchange Act.
Conditions
The exchange offer is not conditioned on any minimum aggregate principal amount of Old Notes being tendered or accepted for exchange. Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any New Notes for, any Old Notes, and may terminate or amend the exchange offer before the acceptance of the Old Notes, if:
•
such Old Notes are tendered to us other than in accordance with the terms and conditions of the exchange offer;

•
we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC; or

•
any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our absolute discretion in whole or in part at any time and from time to time prior to the expiration date. Our failure at any time to exercise any of the above rights will not be considered a waiver of that right, and that right will be considered an ongoing right which we may assert at any time and from time to time.
In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the New Notes. In any such event, we must use reasonable best efforts to obtain the withdrawal of any stop order as soon as practicable.
In addition, we will not be obligated to accept for exchange the Old Notes of any holder that has not made to us the representations described under “— Eligibility; Transferability” and “Plan for Tendering.”
Procedures for Tendering
If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed on the Old Notes, such Old Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the Old Notes and an eligible guarantor institution must guarantee the signature on the bond power.
If the letter of transmittal or any certificates representing Old Notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.
The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the Old Notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:
•
DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering Old Notes that are the subject of the book-entry confirmation;

•
the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•
we may enforce that agreement against such participant.

Acceptance of New Notes
In all cases, we will promptly issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:
•
Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent’s account at the book-entry transfer facility; and

•
a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering Old Notes pursuant to the exchange offer, you will represent to us that, among other things:
•
you are not an affiliate of ours within the meaning of Rule 405 under the Securities Act;

•
you do not have an arrangement or understanding with any person or entity to participate in a distribution of the New Notes; and

•
you are acquiring the New Notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive New Notes for its own account in exchange for Old Notes must represent that such Old Notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan for Tendering.”
We will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular Old Notes prior to the expiration date.
Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor will any of them incur any liability for any failure to give notification. Any Old Notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.
Book-Entry Delivery Procedures
Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the Old Notes at DTC, as book-entry transfer facilities, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the Old Notes by causing the book-entry transfer facility to transfer those Old Notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of Old Notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of Old Notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined above, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive New Notes for tendered Old Notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.
Holders of Old Notes who are unable to deliver confirmation of the book-entry tender of their Old Notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their Old Notes according to the guaranteed delivery procedures described below.
Guaranteed Delivery Procedures
If you wish to tender your Old Notes but your Old Notes are not immediately available or you cannot deliver your Old Notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automatic Tender Offer Program, prior to the expiration date, you may still tender if:
•
the tender is made through an eligible guarantor institution;

•
prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the Old Notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•
the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered Old Notes in proper form for transfer or a book-entry confirmation of transfer of the Old Notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal within three business days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your Old Notes according to the guaranteed delivery procedures.
Withdrawal of Tenders
Except as otherwise provided in this prospectus, you may withdraw your tender of Old Notes at any time on or prior to the expiration date.
For a withdrawal to be effective:
•
the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter of withdrawal at its address set forth below under “Exchange Agent;” or

•
you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:
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specify the name of the person who tendered the Old Notes to be withdrawn;

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identify the Old Notes to be withdrawn, including the certificate numbers and principal amount of the Old Notes; and

•
where certificates for Old Notes have been transmitted, specify the name in which such Old Notes were registered, if different from that of the withdrawing holder.

If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:
•
the serial numbers of the particular certificates to be withdrawn; and

•
a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If Old Notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and their determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the Old Notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent
Computershare Trust Company, N.A., the paying agent for the Old Notes, has been appointed the exchange agent for this exchange offer. Letters of transmittal and all correspondence in connection with this exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent as follows:
By Mail, Overnight Courier or Hand Delivery:	Computershare Trust Company, N.A. 480 Washington Boulevard, 27th Floor Jersey City, NJ 07310
Facsimile:	(201) 680-4665 (Attn: Michael J. Battista)
Email:	michael.battista@computershare.com
We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection with this exchange offer.
Fees and Expenses
We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. However, we may make additional solicitations by email, telephone or in person by our officers and employees and those of our affiliates.
We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We may, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We will also pay any other cash expenses that we incur in connection with the exchange offer.
Except as described below, we will pay all transfer taxes, if any, applicable to the exchange of Old Notes under the exchange offer. The tendering holder will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:
•
New Notes and/or substitute Old Notes not exchanged are to be delivered to, or registered or issued in the name of, any person other than the registered holder of the Old Notes so exchanged;

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tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal; or

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a transfer tax is imposed for any reason other than the exchange of Old Notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.
Accounting Treatment
We will record the New Notes at the same carrying value as the Old Notes reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.
Consequences of Failure to Exchange
Old Notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:
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to us or to any of our subsidiaries;

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under a registration statement which has been declared effective under the Securities Act;

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for so long as the Old Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person the holder of the Old Notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule 144A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom the notice is given that the transfer is being made in reliance on Rule 144A; or

•
under any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee);

in each case subject to compliance with any applicable foreign, state or other securities laws.
Upon completion of the exchange offer, due to the restrictions on transfer of the Old Notes and the absence of such restrictions applicable to the New Notes, it is likely that the market, if any, for Old Notes will be relatively less liquid than the market for New Notes. Consequently, holders of Old Notes who do not participate in the exchange offer could experience significant reduction in the value of their Old Notes, compared to the value of the New Notes. The holders of Old Notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of Old Notes.
Additional Information Regarding the Registration Rights Agreement
As noted above, we are effecting the exchange offer to comply with the registration rights agreement. The registration rights agreement requires us to cause an exchange offer registration statement to be filed with the SEC, use our reasonable best efforts to cause the registration statement to become effective, and satisfy certain other obligations. Our obligation to register the New Notes will terminate upon completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a shelf registration statement for a continuous offer in connection with the Old Notes.

DESCRIPTION OF THE NEW NOTES
General
The New Notes are unsecured, subordinated obligations of ours and will mature on August 15, 2025. Unless previously purchased and cancelled or redeemed prior to maturity, we will repay the New Notes at 100% of their principal amount, together with accrued and unpaid interest thereon, at their maturity. We will pay principal of and interest on the notes in U.S. dollars. The New Notes will constitute our unsecured debt obligations and will rank equally among themselves and junior in right of payment to our senior indebtedness, as described below in “Subordination of the Notes.” No sinking fund will exist for the New Notes, and no sinking fund payments will be made with respect to the New Notes. The New Notes will not be convertible into or exchangeable for any other securities or property. The New Notes will be issued only in book-entry form and will be represented by a global note registered in the name of Cede & Co, as the nominee of DTC.
We may, from time to time, without notice to, or the consent of, the holders of the New Notes, issue additional notes ranking equally with the New Notes and with identical terms to the New Notes in all respects (except for issue date, the offering price, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes) in order that such additional notes may be consolidated and form a single series with the New Notes and have the same terms as to status, redemption or otherwise as the New Notes. No limit exists on the aggregate principal amount of the notes of this series that we may issue.
Interest Rate and Interest Payment Dates
The New Notes bear interest at the annual rate of 5.75% from August 19, 2015 or from the most recent date to which interest has been paid or for which interest has been provided, and we pay accrued interest on the New Notes quarterly in arrears on each February 15, May 15, August 15 and November 15 (but if any of these days is not a business day, on the next business day, and no interest will accrue as a result of that postponement). The interest so payable will be paid to each holder in whose name a New Note is registered at the close of business on the first day of February, May, August and November immediately preceding the applicable interest payment date.
Interest payable on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period of less than one month.
The New Notes contain no covenants or restrictions restricting the incurrence of indebtedness or other obligations by us or by our subsidiaries. There are no financial covenants requiring us to achieve or maintain any minimum financial results relating to our financial position or results of operations or meet or exceed any financial ratios as a general matter or in order to incur additional indebtedness or obligations or to maintain any reserves. The New Notes do not contain any covenants prohibiting us from, or limiting our right to, incur additional indebtedness or obligations, to grant liens on our assets to secure our indebtedness or other obligations that are senior in right of payment to the notes, to repurchase our stock or other securities, including any of the New Notes, or to pay dividends or make other distributions to our shareholders.
In addition, the New Notes do not contain any provision that would provide protection to the holders of the New Notes against a sudden and dramatic decline in our credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving us or our subsidiaries that may adversely affect our credit quality.
The New Notes will be governed by and construed in accordance with the laws of the State of Connecticut.
The New Notes are not deposits in the Company or Bankwell Bank and are not insured or guaranteed by the FDIC or any other government agency or instrumentality. The New Notes are solely obligations of the Company and are neither obligations of, nor guaranteed by, the Bank or any of our other subsidiaries or affiliates.

Subordination of the New Notes
Our obligation to make any payment on account of the principal of, or interest on, the New Notes will be subordinate and junior in right of payment to the prior payment in full of all of our senior indebtedness.
“Senior indebtedness” means, in each case, whether outstanding on the date we entered into the notes or arising after that time: (a) all indebtedness of the Company for money borrowed (including deposits), whether or not evidenced by bonds, debentures, securities, notes or other written instruments; (b) any deferred obligations of the Company for the payment of the purchase price of property, goods, materials, assets or services purchased or acquired by the Company (other than such obligations to trade creditors incurred by the Company in the ordinary course of business); (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers’ acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contacts, commodity contracts and other similar arrangements; (f) all obligations of the Company to its general credits (as defined for purposes of 12 C.F.R. Part 217, as the same may be amended from time to time, or any successor regulation); (g) all obligations of the Company of the type referred to in clauses (a) through (f) of other persons, for the payment of which Company is responsible or liable as obligor, guarantor or otherwise; and (h) all obligations of the types referred to in clauses (a) through (g) of other persons secured by a lien on any property or asset of the Company; provided, however, that Senior Indebtedness does not include (i) the New Notes, (ii) any obligation that by its terms is on parity with the notes, (iii) any indebtedness between Company and any of its Subsidiaries or affiliates, or (iv) the Junior Subordinated Indebtedness (as defined below).
In the event of any insolvency, dissolution, assignment for the benefit of creditors, reorganization, restructuring of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or winding up of or relating to the Company, whether voluntary or involuntary, holders of Senior Indebtedness shall be entitled to be paid in full before any payment shall be made on account of the principal of or interest on the New Notes. In the event of any such proceeding, after payment in full of all sums owing with respect to the Senior Indebtedness, the registered holders of the New Notes from time to time, together with the holders of any obligations of the Company ranking on a parity with the New Notes, shall be entitled to be paid from the remaining assets of the Company the unpaid principal thereof, and the unpaid interest thereon before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or any present or future obligations of the Company ranking junior to the New Notes (collectively, “Junior Subordinated Indebtedness”), which includes any obligation that by its terms is subordinated to the New Notes.
We may create in the future indebtedness and obligations that will rank senior in right of payment with the New Notes. In addition, we may incur other indebtedness and obligations, the terms of which provide that such indebtedness ranks either equally or junior in right of payment with or to the New Notes.
All liabilities of Bankwell Bank, including deposits, and our other subsidiaries, including each subsidiary’s liabilities to general creditors arising during its ordinary course of business or otherwise, will be effectively senior in right of payment to the New Notes to the extent of the assets of such subsidiary because, as a shareholder of the subsidiary, we do not have any rights to the assets of the subsidiary except if the subsidiary declares a dividend payable to us, redeems its capital securities or if there are assets of the subsidiary remaining after it has discharged its liabilities to its creditors in connection with its liquidation. Over the term of the New Notes, we will need to rely primarily on dividends paid to us by Bankwell Bank, which is a regulated financial institution, for the funds necessary to pay the interest on our outstanding debt obligations and to make dividends and other payments on our other securities outstanding now or in the future. With respect to the payment of the principal of the New Notes at their maturity or upon redemption, we may rely on the funds we receive from dividends paid to us by our subsidiaries, but will likely have to rely on the proceeds of borrowings and other securities we sell to pay the principal amount of the notes. Regulatory rules may restrict Bankwell Bank’s ability to pay dividends or make other distributions to us or to provide funds to us by other means. As a result of the foregoing, with respect to the assets of each of our subsidiaries, our creditors (including the holders of the New Notes) are structurally subordinated to the prior claims of creditors of any such subsidiary, including the depositors of Bankwell Bank, except to the extent that we may be a creditor with recognized claims against any such subsidiary.

Redemption Upon Special Events
The New Notes may not be redeemed, called or mandatorily repurchased by us prior to the maturity date except upon the occurrence of certain special events described below.
The Company, in its discretion, shall have the right to redeem or prepay any or all of the New Notes without premium or penalty prior to the Maturity Date: (a) in whole or in part, at any time on or after August 15, 2020 and prior to the Maturity Date, but in all cases in a principal amount with integral multiples of   $1,000, on any Interest Payment Date; or (b) in whole, at any time, upon the occurrence of a Tier 2 Capital Event or a Tax Event, or if the Company is required to register as an investment company pursuant to the Investment Company Act of 1940 (15 U.S.C. 80a-1 et seq.). Any such redemption will be at a price equal to 100% of the principal amount of the Note to be redeemed or prepaid on such date, plus interest accrued and unpaid to, but excluding, the date of redemption or prepayment. Any such redemption or prepayment shall be subject to the prior approval of the Board of Governors of the Federal Reserve System (or its designee) or any successor agency to the extent such approval shall then be required by law, regulation or policy, receipt of any and all required regulatory approvals and in compliance with all applicable laws, rules and regulations.
A “Tax Event” shall mean the receipt by the Company of an opinion of independent tax counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of original issuance of the New Notes, there is more than an insubstantial risk that the interest payable by the Company on the Notes is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes.
“Tier 2 Capital Event” shall mean the receipt by the Company of an opinion of independent bank regulatory counsel experienced in such matters to the effect that, as a result of  (a) any amendment to, or change (including any announced prospective change) in, the laws or any regulations thereunder of the United States or any rules, guidelines or policies of an applicable regulatory authority for the Company or (b) any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of original issuance of the Notes, the Notes do not constitute, or within 90 days of the date of such opinion will not constitute, Tier 2 Capital (or its then equivalent if the Company were subject to such capital requirement) for purposes of capital adequacy guidelines of the Board of Governors of the Federal Reserve System (or any successor regulatory authority with jurisdiction over bank holding companies), as then in effect and applicable to the Company. “Tier 2 Capital” has the meaning in Appendix A to 12 C.F.R. Part 222 (“Capital Adequacy Guidelines for Bank Holding Companies: Risk-Based Measure”), as amended, modified and supplemented and in effect from time to time or any replacement thereof.
Governing Law
The New Notes are governed by, and will be construed in accordance with, the laws of the State of Connecticut.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of certain U.S. federal income tax consequences of the exchange of outstanding Old Notes for New Notes in the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations. This discussion is limited to the U.S. federal income tax consequences relevant to holders that are beneficial owners of Old Notes that purchased their Old Notes in the original offering at their original “issue price” (the first price at which a substantial amount of the notes is sold for cash (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) for cash and that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the tax consequences to subsequent purchasers of the Old Notes or the New Notes. This discussion is based on current provisions of the Code, the regulations promulgated thereunder by the United States Department of the Treasury, judicial interpretations thereof and administrative rulings and published positions of the IRS, all as in effect as of the date hereof and all of which are subject to change or different interpretations, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth herein.
This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances and does not apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, U.S. holders having a “functional currency” other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the United States, banks or other financial institutions, persons subject to the alternative minimum tax, grantor trusts, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (or investors therein), real estate investment trusts, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding notes in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, corporations treated as “personal holding companies,” “controlled foreign corporations,” or “passive foreign investment companies”). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. Holders should consult their own tax advisors as to the particular tax consequences to them of exchanging Old Notes for New Notes in the exchange offer, including the applicability of any U.S. federal income and other tax laws, any state, local or foreign tax laws or any treaty, and any changes (or proposed changes) in tax laws or interpretations thereof.
If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Old Notes, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding Old Notes should consult their own tax advisors regarding the tax consequences to them of exchanging Old Notes for New Notes in the exchange offer.
THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES IN THE EXCHANGE OFFER. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM OF EXCHANGING OLD NOTES FOR NEW NOTES IN THE EXCHANGE OFFER, INCLUDING WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF NON-INCOME TAX LAWS, THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Exchange Offer
The exchange of Old Notes for New Notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. Consequently, holders of Old Notes will not recognize gain or loss upon the receipt of New Notes in the exchange offer, a holder’s basis in the New Notes received in the exchange offer will be the same as such holder’s basis in the Old Notes surrendered in exchange therefor immediately before the exchange, and a holder’s holding period in the New Notes will include such holder’s holding period in the Old Notes surrendered in exchange therefor.

PLAN FOR TENDERING
The selling noteholders may from time to time offer some or all of the New Notes for sale. The selling noteholders will not pay any of the costs, expenses and fees in connection with the registration and sale of the New Notes covered by this prospectus, but they will pay any and all selling commissions and stock transfer taxes, if any, attributable to sales of the New Notes. We will not receive any proceeds from the sale of our New Notes covered hereby.
The selling noteholders may sell the New Notes covered by this prospectus from time to time, and may also decide not to sell all or any of the New Notes that they are allowed to sell under this prospectus. The selling noteholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling noteholders may sell our notes directly or alternatively through broker-dealers or agents they select. These dispositions may be at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at privately negotiated prices. Sales may be made by the selling noteholders in one or more types of transactions, which may include:
•
purchases by dealers and agents who may receive compensation in the form of concessions or commissions from the selling noteholders and/or the purchasers of the New Notes for whom they may act as agent;

•
one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the New Notes as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•
ordinary brokerage transactions or transactions in which a broker solicits purchases;

•
purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

•
the pledge of New Notes for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of New Notes;

•
short sales or transactions to cover short sales relating to the New Notes;

•
one or more exchanges or over the counter market transactions.

•
through distribution by a selling noteholder or its successor-in-interest to its members, general or limited partners or noteholders (or their respective members, general or limited partners or noteholders);

•
privately negotiated transactions;

•
the writing of options, whether the options are listed on an options exchange or otherwise;

•
distributions to creditors and equity holders of the selling noteholders; and

•
any combination of the foregoing, or any other available means allowable under applicable law.

Additionally, each selling noteholder may resell all or a portion of its New Notes in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144 and all applicable laws and regulations, rather than pursuant to this prospectus.
The selling noteholders may enter into sale, forward sale and derivative transactions with third parties, or may sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the New Notes. The third parties also may use shares received under those sale, forward sale or derivative arrangements or shares pledged by the selling noteholder or borrowed from the selling noteholders or others to settle such third-party sales or to close out any related open borrowings of notes. The third parties may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions will be identified in a supplement or a post-effective amendment to the registration statement of which this prospectus is a part as may be required.
In addition, the selling noteholders may engage in hedging transactions with broker-dealers in connection with distributions of New Notes or otherwise. In those transactions, broker-dealers may engage in short sales of securities in the course of hedging the positions they assume with selling noteholders. The selling noteholders may also sell securities short and redeliver securities to close out such short positions. The selling noteholders may also enter into option or other transactions with broker-dealers which require the delivery of securities to the broker-dealer. The broker-dealer may then resell or otherwise transfer such securities pursuant to this prospectus. The selling noteholders also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the New Notes so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those Securities to investors in our securities or the selling noteholders’ securities or in connection with the offering of other securities not covered by this prospectus.
Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling noteholders. Broker-dealers or agents may also receive compensation from the purchasers of New Notes for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving securities. In effecting sales, broker-dealers engaged by the selling noteholders may arrange for other broker-dealers to participate in the resales.
In connection with sales of New Notes covered hereby, the selling noteholders, any broker-dealer or agent, any other participating broker-dealer that executes sales for the selling noteholders and any third parties in sale, forward sale or derivative transactions with the selling noteholders may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, any profits realized by the selling noteholders and any compensation earned by such broker-dealer or agent may be deemed to be commissions. Selling noteholders who are “underwriters” under the Securities Act must deliver this prospectus and the accompanying prospectus in the manner required by the Securities Act. This delivery requirement may be satisfied through the facilities of the New York Stock Exchange in accordance with Rule 153 under the Securities Act or satisfied in accordance with Rule 174 under the Securities Act.
We and the selling noteholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, we or the selling noteholders may agree to indemnify any broker-dealers and agents against or contribute to any payments the broker-dealers or agents may be required to make with respect to, civil liabilities, including liabilities under the Securities Act. Broker-dealers and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates or the selling noteholders or their affiliates in the ordinary course of business.
In order to comply with applicable securities laws of some states or countries, the New Notes may only be sold in those jurisdictions through registered or licensed brokers or dealers and in compliance with applicable laws and regulations. In addition, in certain states or countries the New and Old Notes may not be sold unless they have been registered or qualified for sale in the applicable state or country or an exemption from the registration or qualification requirements is available.

LEGAL MATTERS
Certain legal matters will be passed upon for us by the law firm of Hinckley, Allen & Snyder LLP, Hartford, Connecticut.
EXPERTS
The consolidated financial statements of Bankwell Financial, Group, Inc. as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, appearing in Bankwell Financial Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, have been incorporated by reference in this prospectus and registration statement in reliance upon the report of Whittlesey & Hadley, P.C., independent registered public accounting firm, which report has been incorporated by reference in this prospectus and registration statement by inclusion of such report in our Annual Report on Form 10-K for the year ended December 31, 2015, and upon the authority of said firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Section 33-779 of the Connecticut General Statutes, or CGS, provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Section 33-770 to 33-778, inclusive of the CGS.
Pursuant to Section 33-771 to Section 33-776, a corporation may indemnify a director, officer, employee, or agent who is a party to a proceeding against liability incurred in connection with the proceeding if the individual meets a certain standard of conduct. The corporation may indemnify the individual if: (1)(A) the director conducted himself in good faith; (B) the individual reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation; and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, the individual had no reasonable cause to believe his conduct was unlawful; or (2) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation as authorized by Section 33-636(b)(5). Under Section 33-775, the determination of and the authorization for indemnification are made by the (a) board of directors; (b) special legal counsel; (c) shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify.
Where a director, officer, employee, or agent of the corporation has been wholly successful on the merits, Section 33-772 with Section 33-776 provides that a corporation shall indemnify the individual against reasonable expenses incurred by the individual in connection with a proceeding to which the individual was a party. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was a named party.
Section 33-773 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of final disposition if approved by the board of directors or shareholders and accompanied by (1) a signed written affirmation that the director in good faith believes he complied with the standard of conduct in 33-771(a) and (2) an undertaking by the indemnified party to repay such amounts if it later determined that he is not entitled to indemnification. Also, Section 33-774 requires the company to indemnify the director or advance expenses if ordered by the court. Section 33-777 also authorizes Connecticut corporation to buy liability insurance on behalf of any director, officer, agent or employee.
Section 33-778 permits a corporation by a provision in its certificate of incorporation or bylaws or in a resolution adopted by its shareholder or directors to obligate itself to provide indemnification in accordance with these provisions or advance funds to pay or reimburse expenses.
Consistent with the laws of the State of Connecticut, Article VI of our bylaws incorporates Section 33-770 to 33-778 of the CGS by reference and provides that we shall indemnify the directors, officers, employees and agents of the Company to the maximum extent permitted and/or required by the Certificate of Incorporation or applicable law. The indemnification payments shall not exceed the amount permissible under applicable state or federal law, including but not limited to the limitations on indemnification imposed by Section 18(k) of the Federal Deposit Insurance Act and the regulation issued thereunder by the Federal Deposit Insurance Corporation.
In addition, Article IX of our Certificate of Incorporation provides that a director’s personal liability to the Company for monetary damages for a breach of duty is limited to the amount of the compensation received by the director for serving the Company during the year of the violation if the breach did not (1) involve a knowing and culpable violation of law by the director, (2) enable the director or an associate, as defined in subdivision (3) of Section 33-843 or any similar successor provision of the Connecticut General Statutes to receive an improper personal economic gain, (3) show a lack of good faith and a conscious disregard for the duty of the director to the Company under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the Company, (4) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to the Company, or (5) create liability under Section 33-757 as amended, or Section 36a-58 of the Connecticut General Statutes. This provision shall not limit or preclude the liability of a person who is or was a director for any act or omission occurring prior to the effective date hereof.
We have entered into indemnification agreements with certain of our executive officers and directors pursuant to which we have agreed to indemnify such persons against certain expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith. The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our governing documents, agreement, vote of shareholders or disinterested directors or otherwise.
Item 21.   Exhibits and Financial Statement Schedules.
A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.
Item 22.   Undertakings.
(a)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Canaan, Connecticut, on August 15, 2016.
BANKWELL FINANCIAL GROUP, INC. (Registrant)
Date: August 15, 2016	/s/ Ernest J. Verrico Ernest J. Verrico Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURES AND POWER OF ATTORNEY
We, the undersigned officers and directors of Bankwell Financial Group, Inc. hereby severally constitute and appoint Christopher R. Gruseke and Ernest J. Verrico, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-4 filed herewith and any and all amendments (including post-effective amendments) to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Bankwell Financial Group, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments (including post-effective amendments) thereto.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Christopher R. Gruseke* Christopher R. Gruseke	President, Chief Executive Officer and Director (Principal Executive Officer)	August 15, 2016
/s/ Ernest J. Verrico* Ernest J. Verrico	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2016
/s/ Frederick R. Afragola* Frederick R. Afragola	Director	August 15, 2016
/s/ George P. Bauer* George P. Bauer	Director	August 15, 2016
/s/ Richard Castiglioni* Richard Castiglioni	Director	August 15, 2016
/s/ Eric J. Dale* Eric J. Dale	Director	August 15, 2016
/s/ James A. Fieber* James A. Fieber	Director	August 15, 2016
/s/ Daniel S. Jones* Daniel S. Jones	Director	August 15, 2016
/s/ Todd Lampert* Todd Lampert	Director	August 15, 2016
/s/ Victor S. Liss* Victor S. Liss	Director	August 15, 2016
/s/ Raymond W. Palumbo* Raymond W. Palumbo	Director	August 15, 2016
/s/ Carl M. Porto* Carl M. Porto	Director	August 15, 2016
/s/ Blake S. Drexler* Blake S. Drexler	Chairman of the Board	August 15, 2016
*By	/s/ Ernest J. Verrico, Sr.
Ernest J. Verrico, Sr. Attorney-in-fact

EXHIBIT INDEX
Number	Description
Exhibit 3.1	Certificate of Incorporation of the Registrant, as amended to date(1)
Exhibit 3.2	Amended and Restated Bylaws of the Registrant(1)
Exhibit 4.1	Form of Note Purchase Agreement(2)
Exhibit 4.2	Form of Subordinated Note(2)
Exhibit 5	Opinion of Hinckley, Allen & Snyder LLP(3)
Exhibit 12.1	Computation of Ratio of Earnings to Fixed Charges
Exhibit 23.1	Consent of Hinckley, Allen & Snyder LLP (included in Exhibit 5)
Exhibit 23.2	Consent of Whittlesey & Hadley, P.C. (with respect to the Registrant)
Exhibit 24	Powers of Attorney(4)
Exhibit 99.1	Form of Letter of Transmittal.(5)
Exhibit 99.2	Form of Letter to Brokers.(5)
Exhibit 99.3	Form of Letter to Clients.(5)
Exhibit 99.4	Form of Notice of Guaranteed Delivery(5)

(1)
Incorporated by reference to the Registrant’s Registration Statement on Form S-1 filed on April 4, 2014.

(2)
Incorporated by reference to the Registrant’s filing on Form 8-K filed on August 19, 2015.

(3)
Incorporated by reference in the registrant’s filing on Form S-4 filed on June 17, 2016.

(4)
Filed as part of the Registrant’s Registration Statement on Form S-4 file on June 17, 2016.

(5)
Incorporated by reference to the Registrant’s Registration Statement on Form S-4 filed on June 17, 2016.